EXHIBIT 99.1

ADECCO APPOINTS NEW CHIEF SALES OFFICER, STAFFING DIVISION

CHESEREX, SWITZERLAND - January 17, 2005. Adecco SA, the world's largest human resources solutions provider, today announced the appointment of the new Chief Sales Officer of the global Staffing Division, Francois-Xavier Bellon (39).

Francois-Xavier will have sales and profitability responsibility for the Group's largest division, which in 2003 accounted for nearly 90% of the Group's 16.3 EURO billion revenues. He will also be responsible for managing the division's key global accounts. Francois- Xavier will report to Sergio Picarelli, Chief Operating Officer of Adecco Staffing.

Francois-Xavier brings considerable global management experience to his new role. His last position was as Chief Executive of Sodexho UK & Ireland, a subsidiary of Sodexho Alliance, worldwide leaders in food and management services. Other senior management roles at Sodexho included Managing Director of Sodexho Mexico and Business Development Manager of Healthcare for Sodexho France.

Francois-Xavier began his career in 1990 within the Adecco Group (before the Adia and Ecco merger in 1996), as a Branch Manager in France and then as Regional Director, Catalonia for Ecco in Spain. He has a strong track record in achieving financial success and was responsible for a turnaround of Sodexho Mexico's business in 2004.

Francois-Xavier Bellon remains a member of the Sodexho Alliance Group Board and a significant shareholder in Bellon S.A, which itself controls 38.7% of Sodexho Alliance.

He is a French citizen and graduated from the European Business School, London in 1990. He is married, has four children and lives in London.

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Notes to Editors

A portrait of Francois-Xavier Bellon can be downloaded from the press office / photo library at www.adecco.com

About Adecco Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 700,000 associates with business clients each day through its network of 28,000 employees and more than 6,000 offices in 72 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates. The Adecco Group comprises three Divisions, Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco Staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses and LHH Career Services encompasses our portfolio of outplacement and coaching.

Adecco S.A. is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marche (12819).

Additional information is available at the Company's website at www.adecco.com.

Enquiries:

Adecco Media Centre
Vanessa Oakes
Media Relations Director
Tel:     +41 1 878 8888
E-mail: vanessa.oakes@adecco.com